EXHIBIT 10.2

Offer letter for Thomas M. Rohrs

Tom, the Board of Directors of Electroglas is pleased to make for the following offer for the Chairman, CEO position.

Base Salary:  $310,000 per year

At Risk Bonus:  $200K with upside to $230K if all milestones are met, the exact amount of such bonus to be determined by the Board based upon Mr. Rohrs achieving certain performance criteria and Electroglas achieving specific financial goals, including the satisfaction of certain Electroglas operating profit goals, and other corporate goals, in each case as determined by the Board.

Change of control/severance agreement of 24 months (salary plus bonus), triggered upon both a successful completion of a board and shareholder approved acquisition and a subsequent not for cause termination of your services as CEO, within 12 months after the change of control.  The terms of the severance agreement will comply with Internal Revenue Code Section 409A.

200,000 options, grant is effective 2 days after public announcement of the change in CEO, the exercise price will be determined in accordance with the plan on the effective grant date and vested on the normal Electroglas vesting schedule, and fully accelerated upon a change of control.

250,000 options, grant is effective 2 days after public announcement of the change in CEO, the exercise price will be determined in accordance with the plan on the effective grant date.  125,000 cliff vested after 2 consecutive quarter of positive operating income measured on a GAAP basis, and 125,000 cliff vested after the majority of the Board agrees that your performance as CEO of Electroglas has improved shareholder value.  This review of performance will be 6 months after your acceptance of this offer.  These options would be also fully accelerate vesting upon a change of control.

John Osborne	Thomas M. Rohrs
Lead Director

/s/ John Osborne	/s/ Thomas M. Rohrs